February 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bellevue Life Sciences Acquisition Corp.

Registration Statement on Form S-1

Filed January 20, 2023, as amended

File No. 333-264597

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Bellevue Life Sciences Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 9, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 364 copies of the Preliminary Prospectus dated January 20, 2023 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC as Representative of the Underwriters

By:	/S/ GEORGE KAUFMAN
Name: George Kaufman
Title: Partner, Head of Investment Banking